Steven M. Skolnick Member of the Firm Tel: 973 597 2476 Fax: 973 597 2477 sskolnick@lowenstein.com

February 29, 2008

Via Edgar and Federal Express

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Jpak Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-147264

Dear Mr. Reynolds:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 1 to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of Jpak Group, Inc. (the “Company”). Amendment No. 1 is being filed in response to the Staff's letter of comment dated December 11, 2007 (the “Comment Letter”).

A memorandum in response to such comment letter also accompanies this letter. Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 1 to the Registration Statement.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:	Mr. William Kearns
Mr. Edwin Kim
Mr. Yijun Wang
Mr. Brian Mok

Jpak Group, Inc.
Registration Statement on Form S-1

Memorandum in Response to SEC Letter of Comment dated December 11, 2007

The following are responses to the Staff's letter of comment dated December 11, 2007 (the “Comment Letter”) which have been authorized by Jpak Group, Inc. (the “Company”). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter.

As a result of the effectiveness of the new rules regarding "smaller reporting companies" (Release No. 33-8876 - "Smaller Reporting Company Regulatory Relief and Simplification") and based on discussions with the Staff, the Company has elected to avail itself of the new disclosure rules regarding "smaller reporting companies" since its revenues for the fiscal year ended June 30, 2007 were less than $50 million and the Company's public float is also less than $75 million. Therefore, the Company's financial statements for the fiscal year ended June 30, 2005 and the related MD&A disclosure for such period has been deleted from the Registration Statement. In addition, please note that the Company has updated the pro formas as a result of the completed June 30, 2007 audit.  Further, certain other disclosures as stated below have also been removed from the Registration Statement in reliance on the new rules.

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

The Company has added the requested disclosure to the Registration Statement on page 35.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

The Company has added the requested disclosure to the Registration Statement on page 35.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately (in this comment, the reference to “securities underlying the convertible stock” means the securities underlying the preferred stock that may be received by the persons identified as selling shareholders):

•	the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible preferred stock (assuming no dividend payments and complete conversion of the convertible preferred stock);

•
the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company has added the requested disclosure to the Registration Statement on page 37.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company has added the requested disclosure to the Registration Statement on page 38.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments three and four.

Further, please provide us with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to comment two, and the total possible discount to the market price of the shares underlying the convertible preferred stock, as disclosed in response to comment three, divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock, if any.

The Company has added the requested disclosure to the Registration Statement on page 41.

6.
Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Company has added the requested disclosure to the Registration Statement on page 34.

7.	Please provide us with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has added the requested disclosure to the Registration Statement on page 34.

8.	Please provide us with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all the dividend payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.)

The Company has added the requested disclosure to the Registration Statement on page 42.

9.	Please provide us with a view toward disclosure in the prospectus with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company is of the view that the relevant description of the relationships and arrangements between and among the relevant parties is presented adequately in the prospectus and all agreements between and/or among those parties is included as exhibits to the registration statement.

10.
Please provide us with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The Company has added the requested disclosure to the Registration Statement on page 42.

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The requested information has been included in the table set forth under "Selling Stockholders" on page 32.

12.	Please revise your disclosure throughout the registration statement to provide a comprehensive discussion of the history of RX Staffing since inception and the history of JPAK Group Co. Ltd.

The Company has added the requested disclosure to the Registration Statement on page 2.

13.	Please revise to include pro forma financial statements related to the recapitalization transactions as required by Article 11 of Regulation S-X.

The Company has added the pro forma financial statements to the end of the financial statements as requested on pages F-2 and F-3.

Management Discussion and Analysis or Plan of Operation

Results of Operations, page 14

14.
In an effort to enhance your disclosure surrounding the year-to-year (and interim) comparisons of revenue and cost of sales, consider providing other information that would supplement an investor’s understanding of your business. For example, your discussion of the increase in sales of products and services to new customers should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations, such as actual volume increases or metric tons processed (or growth in product capacity/utilization) and revenue growth from new business. Please revise as necessary.

The Company has added the requested disclosure to the Registration Statement on pages 17 and 18.

15.	Ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

The Company has added the requested disclosure to the Registration Statement on pages 17 and 18.

Off-Balance Sheet Arrangement, page 16

16.	Please revise to provide a tabular disclosure of your contractual obligations required by Item 303 of Regulation S-K.

The Company acknowledges the Staff's comment but respectfully submits that in reliance on the new regulations relating to "smaller reporting companies", a tabular disclosure of contractual obligations is not required and has been removed from the Registration Statement.

Critical Accounting Policies and Estimates, page 17

17.
Please revise your discussion of your critical accounting policies and estimates (e.g. revenue recognition for products and services and the related sales returns and allowances, stock compensation to employees and non-employees, allowances for doubtful accounts, and inventory allowances, etc). Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to Securities and Exchange Commission Release No. 33-8098 for further guidance.

The Company has added the requested disclosure to the Registration Statement on page 21.

Certain Relationships and Related Transactions

Organization of Qingdao Renmin, page 33

18.
We note your disclosures regarding the acquisition of an 88.23% interest in Qingdao by Grand International in August 2006 for RMB 40,999,000. Tell us how you are accounting for the acquisition of Qingdao within the financial statements (e.g., combination of entities under common control, purchase accounting, or recapitalization, etc.) and cite the specific authoritative literature that supports your accounting treatment. Refer to paragraphs 17-19 of SFAS 141 for additional guidance. We may have further comments upon review of your responses.

The acquisition of Qingdao Renmin has been accounted for in the financial statements using the purchase accounting method in accordance with SFAS 141, paragraph 13.

JPAK Group, Inc. Audited Financial Statements for the Year Ended June 30, 2007

General

19.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

A currently dated consent has been included in Amendment No. 1 to the Registration Statement on Form S-1. The financial statements included in Amendment No. 1 to the Registration Statement on Form S-1 are current as required by Rule 3-12(g) of Regulation S-X.

20.
We note that you recorded a foreign currency translation adjustment within “Other Comprehensive Income” during the 2007 and 2006 fiscal year, but not for the 2005 fiscal year. Please clarify and revise.

The Company hereby advises the Staff that in reliance on the new rules regarding "smaller reporting companies", the financial statements for the fiscal year ended June 30, 2005 have been removed from the Registration Statement.

Consolidated Statements of Cash Flows, F-5

21.
We note you have recorded a change in capital contribution of $5,406,695 during the 2007 fiscal year. This does not appear to be consistent with the capital contribution disclosure provided in the Consolidated Statement of Stockholders’ Equity on F-6. Please provide a detailed discussion of the capital contribution and site the specific authoritative literature utilized to support your accounting treatment.

The Consolidated Statement of Stockholders’ Equity was incorrectly based on the historical capital contributions of Qingdao Renmin. Instead, the Consolidated Statement of Stockholders’ Equity should have been based on the historical capital contributions of Grand International. The Consolidated Statement of Stockholders’ Equity has been revised accordingly to reflect this approach.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies, F-7

22.	Please revise to disclose your accounting policies for the following:

•	Basis of presentation

•	Shipping and handling costs; and

•	Research and development costs.

The disclosure in Note 2 has been revised accordingly.

Revenue Recognition, F-8

23.
It appears from the disclosure under Results of Operations on page 14 and 15 and under Products and Services on page 19 that you earn revenue from the sale of products and services. Please disclose service revenues separately from product sales and segregate the related cost of sales. In this connection, please revise your revenue recognition policy to discuss each of your significant revenue streams.

Revenue is only earned from the sale of products, not services. Accordingly, references to services have been deleted throughout the Registration Statement.

Note 7 - Convertible Notes, F-11

24.
It appears from your disclosure on page 33 that as part of the NPA that you granted 990,000 warrants to the placement agent. Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e., the holder or the Company), the exercise feature (i.e., physical, net cash, or net shares settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issues. In addition, please tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity.

The disclosure has been revised to describe all of the material terms of the placement agent warrants and to include the fair value of the placement agent warrants and the assumptions used to calculate the fair value of the warrants under Black-Scholes.

The Company hereby advises the Staff that the placement agent warrants issued in connection with the private placement will be accounted for as equity pursuant to EITF 00-19. Under paragraphs 12-32 of EITF 00-19, there is no provision that could require net-cash settlement in any event or circumstance under the placement agent warrants; the Company will have sufficient authorized and unissued shares available to settle the contract (which shares have been reserved by the Company's Board of Directors); the contract contains the number of shares to be delivered upon exercise of the placement agent warrants; there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract; and there is no requirement in the contract to post collateral at any point or for any reason.

Note 13 - Concentrations of Credit Risk, F-13

25.	Please revise your disclosure to clarify if one customer accounted for more that 10% of your revenue. Please refer to the guidance in paragraph (39) of SFAS No. 131.

The disclosure in Note 13 has been revised accordingly.

Form 8-K Filed August 15, 2007

Unaudited Pro Forma Condensed Financial Statements

General

26.
It appears from your disclosure that you are utilizing the historical financial statements for the nine months ended March 31, 2007 and the year ended June 30, 2006 of JPAK Group Co. Ltd., the acquired entity, which is different that that of RX Staffing who has a December 31 year end. Please revise your disclosure to clarify what historical period is being presented in the RX Staffing financial statements.

The disclosure to the unaudited pro forma condensed financial statements has been revised to clarify the historical periods being presented.

Notes to Pro Forma Condensed Combined Financial Statements

Note 2 - Adjustments, F-23

27.
We have reviewed the adjustments related to the recapitalization of RX Staffing. Please note that in a recapitalization the capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of RX Staffing prior to the merger with JPAK Group Co. Ltd. Plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Please review.

The weighted average and total number of shares outstanding as set forth in the "Unaudited Pro Forma Condensed Financial Statements" have been restated to give effect to the share exchange as requested.

28.
It appears from review of section 1.2 of the Securities Exchange Agreement filed as exhibit 2.1 that JPAK Group Co. Ltd issued $400,000 to RX Staffing for the receipt of 30,000,000 shares of RX Staffing common stock which will be cancelled after the closing of the transaction. Please include the impact of this transaction in the pro form financial statements. Please refer to the guidance in Article 11-02(a)(8) of Regulation S-S.

The Company hereby advises the Staff that according to Article 11-02(a)(8) of Regulation S-X, it believes that the accounting adjustments for the payment of the $400,000 in exchange for the 30,000,000 shares of RX Staffing common stock have been properly reflected for in note (b) of the "Unaudited Pro Forma Condensed Financial Statements."

29.
It appears from review of section 1.6 of the Securities Exchange Agreement filed as exhibit 2.1 that the $5,500,000 of outstanding notes per the Note Purchase Agreement dated May 17, 2007 will automatically convert to 5,608,564 shares of Series A Convertible Preferred Stock with warrants. Please include the impact of this transaction in the pro form financial statements. Please refer to the guidance in Article 11-02(a)(8) of Regulation S-X.

The Company hereby advises the Staff that according to Article 11-02(a)(8) of Regulation S-X, it believes that the accounting adjustments for the automatic conversion of the convertible notes into the Series A preferred stock have been properly reflected for in note (d) of the "Unaudited Pro Forma Condensed Financial Statements."

30.
We note that the issuance of the Series A Convertible Preferred Stock included warrants. Tell us in detail how you intend to account for the warrants in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the warrants would appear to be material to your financial statements, please disclose the estimated fair value and the significant assumptions used in your estimate. In addition, please tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity.

The Company hereby advises the Staff that the warrants issued in connection with the private placement will be accounted for as equity pursuant to EITF 00-19. Under paragraphs 12-32 of EITF 00-19, there is no provision that could require net-cash settlement in any event or circumstance under the warrants; the Company will have sufficient authorized and unissued shares available to settle the contract (which shares have been reserved by the Company's Board of Directors); the contract contains the number of shares to be delivered upon exercise of the warrants; there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract; and there is no requirement in the contract to post collateral at any point or for any reason.

For accounting treatment, the value of warrants are stated as the lower of original cost US$5.5 million and the market value of the warrants. The difference will be accounted for from additional paid-in capital. Since the warrants were issued in August 2007, the market value of the warrants as at December 31, 2007 are higher than the original cost US$5.5 million, so the value stated in the balance sheet as at December 31, 2007 is US$5.5 million.

31.
It appears from your disclosure on page 13 of the registration statement and per section 7(e) of the Registration Rights Agreement filed as Exhibit 10.3 in the Form 8-K on August 15, 2007 that you are required to file a registration statement related to the common stock issuable to the investors under the Series A and Series B Preferred Stock and Warrants and have it declared effective by January 6, 2008 (February 5, 2008 if reviewed by the SEC) or you are required to pay liquidated damages to the holders in cash. Tell us in detail how you intend to account this provision in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. Please refer to the guidance of FSP EITF 0019-2.

The Company hereby acknowledges that under paragraphs 7-9 of FSP EITF 00-19-2, a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with Statement 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss. However, as disclosed in the Registration Statement, the effective date of the Registration Statement has been extended to March 31, 2008. As a result, no liquidated damages are payable at this time. The Company does acknowledge that if it is required to pay liquidated damages under the Registration Rights Agreement, it will account for such payments in accordance with EITF 00-19.

32.
It appears from your disclosure on page 14 of the registration statement and the Securities Escrow Agreement filed as Exhibit 10.4 in the Form 8-K on August 15, 2007 that the Principal Stockholders agreed to place an aggregate of 7.2 million shares of common stock in Escrow for the benefit of the Investors in the event that you fail to meet certain net income targets. Tell us in detail how you intend to account for this provision in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment.

The Company hereby acknowledges that according to SAB 79, Accounting for Expenses or Liabilities by Principal Stockholder(s), if the performance criteria are not met the shares of common stock in Escrow will be released to the investors and treated as an expense for the amount of the market value of the shares as of the date of release. Under SFAS No. 123R, Accounting for Stock-Based Compensation, if the performance criteria are met, the shares will be released back to the principal shareholders of JPAK and treated as an expense for the amount of the market value of the shares as of the date of release. This recognition of expense will not occur if the shares are forfeited or cancelled and are not released to either the investors or the principal shareholders of JPAK.